Undiscovered Managers
Reprinted from Morningstar Advisor, December/January 2010 issue.

Slow Scrutiny

By Andrew Gogerty

To make the cut at FMI Large Cap, a stock must go through an intensive examination.

Shareholders of Fiduciary Management Inc.’s funds could have been forgiven if they thought their funds had gone on a hiring spree in early 2009. FMI funds run by a couple of managers all of a sudden listed a half dozen or so more portfolio managers. But these weren’t new hires. Rather, executives at FMI wanted to highlight the fact that the stock selection and research is done by a team of analysts. They also wanted to recognize the analysts’ contributions to the entire research process. Analysts at FMI are generalists—they are not tied to specific sectors or industries—and they are collectively involved in every buy and sell decision made in the portfolio.

This total-team approach is different than the sector-aligned structures of most firms, and it is a key driver of FMI’s success. Because they study many different industries, FMI’s analysts are able to contribute to the debate of whether a stock should be included in the firm’s compact portfolios. FMI doesn’t compensate analysts based on the performance of their picks. Rather, it’s the quality of their ideas and insights that count.

Milwaukee: Home of the Boutique
Milwaukee might not be the financial hub that is Chicago, which is just 90 miles to the south, but it is home to a handful of strong-performing boutique asset managers.  One of the best is FMI, which Don Wilson and Ted Kellner founded in 1980. (They had worked together at in-town rival Nicholas Co.) The next year, in 1981, the firm launched its flagship fund, FMI Common Stock FMIMX, which has delivered one of the mid-blend category’s best long-term records. In January 2002, the firm opened FMI Large Cap FMIHX, and it has followed in its sibling’s footsteps, becoming the envy of its large-blend peers. The analyst teams for both funds are identical.

FMI Large Cap has pushed past its category peers with just a handful of well-researched picks. The fund holds 27 stocks, while its average peer has nearly 150 holdings.  The team buys companies with strong franchises, high recurring revenues, defensible market positions, and stock prices below FMI’s fair value estimates. FMI backs up this philosophy with conviction by building a truly actively managed, long-term-oriented portfolio. Few, if any, of the attributes the team requires of a stock change dramatically in the short term.

Because Large Cap is a compact portfolio, the team manages stock-specific risk, so a hiccup at one or two picks doesn’t sink returns. The analysts plow through nearly all available information about a company, looking for anything that may undermine the thesis for owning it. Their recommendations are then presented to the broader committee. Team members attempt to pick apart the thesis before collectively deciding whether the stock is worthy of the portfolio.

This research and presentation takes time. Large Cap’s 26% average turnover for the past three years indicates a stock holding period of nearly four years. The typical large-blend fund has a 65% average turnover for the same time period. In 2008, the fund only added net two positions to the portfolio. (Management added seven stocks and eliminated five.) Most of the fund’s inflows last year went into building positions in its current holdings.

Valuation Is Key
The fund is a stock-picker’s domain, but the team has a clear eye on the world around it. When changes are made to the portfolio, the key driver is valuation. The team will gladly sit on the sidelines and wait for an attractive company to come down to a reasonable valuation. At the same time, the managers will take money off the table rather than stretch for that last dollar of gains at the expense of additional volatility. The team, for example, trimmed its position in Wal-Mart WMT at the beginning of 2009. Wal-Mart has been in the portfolio since 2005 and was one of the better-performing stocks in 2008. But the stock’s valuation was starting to be more- fully recognized. In the same vein, the team also sold some shares of Cintas CTAS and Kimberly-Clark KMB earlier this year within the consumer goods and services sectors.

Growth matters to the team, but so does how a company achieves it. The team sold office-goods supplier Staples SPLS in late 2008 after it acquired European competitor Corporate Express. The deal was done in July 2008, but team member Andy Ramer says that the high price forced Staples to rely on the capital markets for additional financing to close the deal. The risk of the firm’s new debt profile was no longer an attractive value proposition, and the team decided to take its gains and move on.

Pat English, FMI’s head of equity research, says that the firm has become more defensive based on its outlook of the economy. The team has been trimming Large Cap’s cyclical exposure in names such as Rockwell ROK and Cisco CSCO and in economically sensitive names such as American Express AXP.  The team also sold Time Warner Cable TWC, a spin-off received from Time Warner TWX because the former’s heavy debt load and uncertain secular outlook diminished its appeal, Ramer says. Those proceeds were used to increase the fund’s stake in Time Warner in mid-2009. Time Warner’s new CEO, Ramer says, has shown a commitment to effectively deploying capital and maintaining the firm’s robust network content.

English says that he doesn’t see enough demand in the economy to support the robust growth assumptions of many large-cap stocks. The team rotated the fund’s assets toward defensive names that can weather uncertainty. In addition to adding to Time Warner, the team recently increased the fund’s exposure to stable stocks such as Wal-Mart and consumer foods icon Nestle NSRGY. Valuations of both became attractive again, and Nestle has strong operating margins from its emerging-markets exposure and a rock-solid balance sheet, analyst Matt Goetzinger says.

As evident by their patient, deliberate actions, the managers don’t chase fads. The fund’s 12% weight in financials is a similar exposure to the S&P 500 Index’s 14% weighting, but the holdings couldn’t be more different. J.P. Morgan Chase and Co. JPM and Bank of America BOC top the index’s list, but the fund has stuck with tried-and-true stalwarts Bank of New York Mellon BK and Warren Buffet’s Berkshire Hathaway BRK.B.

A Stable Outlook
In 1986, Wilson and Kellner, the firm’s cofounders, hired English as a research analyst; English was a Stanford graduate with just one year of experience at Dodge & Cox. The relationship has worked exceptionally well. English’s progression to head of research allowed Wilson and Kellner to step back from research many years ago. They leave it to English and a handful of analysts to execute the firm’s team-based approach.

The team is tight-knit, and continuity is central to the firm’s appeal. Wilson plans to retire at the end of 2009, but a transition plan has been in place for a decade. His and Kellner’s stakes in the shop will be purchased by the firm’s investment personnel over the next 10 years, erasing any doubt about future ownership. John Brandser, a partner, has been taking on Wilson’s duties and will eventually assume the title of chief compliance officer.

FMI’s temperament and execution through both market turmoil and rally finally garnered investors’ attention in 2008. Despite the Large

Pat English

FMI Large Cap FMIHX

Category	Expense Ratio (%)
Large Blend	1.00

Morningstar Rating	5-Yr Anl Total Rtn (%)
4.90

Minimum Investment	5-Yr Anl TR % Rank Cat
$1,000	1

Data as of Oct. 31, 2009

Cap fund’s 26% decline, longtime investors were joined by newcomers; net assets increased almost threefold to $1.5 billion from $639 million in 2008. More inflows and strong performance pushed assets to $2 billion in September. The firm reopened Common Stock in February, and assets have poured in. FMI announced that it will again close the fund to new investors at the end of December. English says that capacity isn’t currently a concern at the Large Cap fund, but should asset growth remain strong, the firm will close the fund rather than have new money dilute its high-conviction portfolio.

The firm now manages more than $6 billion in assets. To help meet the demands of asset growth, the firm increased its client-service team, and it recently sold its mutual fund administration and accounting servicing operations to U.S. Bancorp’s Fund Services unit. The divestiture will allow team members to focus on the firm’s core—investment management. FMI Large Cap has outperformed in virtually every market environment since its inception. For investors comfortable with its stock- specific risk and who understand that the fund won’t change its stripes if the market moves away from its portfolio, this fund is an easy choice.

Andrew Gogerty is a senior fund analyst with Morningstar.

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FMI Large Cap Fund Disclosure Footnote for
Morningstar’s Article – Slow Scrutiny

The average annual total returns of the FMI Large Cap Fund for 1 year, 5 year and since inception (12/31/01) periods (annualized) ended July 31, 2010 were: 13.90%, 3.88% and 6.02%, respectively.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.  Performance data quoted represents past performance; past performance does not guarantee future results.  The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted.  Performance data current to the most recent month-end may be obtained by visiting www.fmifunds.com or by calling 1-800-811-5311.  As of 1-29-10 the FMI Large Cap Fund’s annual operating expense ratio is 0.97%.

As of June 30, 2010, the security holdings mentioned in the above article represented the following percentage of the Fund’s total assets:  American Express Co. 2.8%; Bank of New York Mellon Corp. 4.7%; Berkshire Hathaway Inc. 5.5%; Cintas Corp. 3.4%; Kimberly-Clark Corp. 3.7%; Nestle’ 5.1%; Time Warner, Inc. 3.9%; Wal-Mart Stores, Inc. 4.7%.

Securities named in the above article but not listed here are not held in the Fund as of the date of this disclosure.  Portfolio holdings are subject to change without notice and are not intended as recommendations of individual securities.

For more information about the FMI Large Cap Fund, call (800) 811-5311 for a free prospectus.  Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses, before investing or sending money.  The prospectus contains this and more information about the FMI Large Cap Fund.  Please read the prospectus carefully before investing.

Morningstar

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